



FLAGSHIP
FITNESS® INC.

"Leading Families to a Healthier Way of Living."





What Is Flagship Fitness?

✓ A multifaceted family lifestyle with comprehensive wellness and fitness programs

✓ An opportunity to appeal to the entire family, regardless of age, race, gender or income

✓ A Family Wellness and Fitness Resort

FLAGSHIP FITNESS INC.
"Leading Families to a Healthier Way of Living."

What Makes Flagship Fitness So Great?

✓ New and unique look on family-oriented fitness

✓ Poised to benefit overall wellness and fitness for all types of families

✓ Youth & Teen programs. Activities geared towards improving overall health and well-being, starting at a young age

✓ A way to help communities economically, while raising a cherished health standard for every family's household

FLAGSHIP
FITNESS ® INC.
"Leading Families to a Healthier Way of Living."

Proposed Ramsey Flagship Fitness Site



Site Location

FLAGSHIP FITNESS

FUTURE OUTDOOR POOL 20,000 SQ FT

TRACT A

Armstrong Blvd NW

Bunker Lake Blvd

Ramsey Blvd NW

US 10 / Hwy 169

FLAGSHIP FITNESS INC.
"Leading Families to a Healthier Way of Living."

Proposed Building Exterior


FLAGSHIP
FITNESS

"Leading Families to a Healthier Way of Living."





Conceptual Design

FLAGSHIP
FITNESS

"Leading Families to a Healthier Way of Living."

Proposed Indoor Aquatic Center


FLAGSHIP
FITNESS
NO DIVING
4'-0"



"Leading Families to a Healthier Way of Living."

Flagship Fitness Offerings

What Can You and Your Family Do at Flagship Fitness?



Flagship Day Spa

"Leading Families to a Healthier Way of Living."

What Can You and Your Family Do at Flagship Fitness?



Flagship Cafe

"Leading Families to a Healthier Way of Living."

What Can You and Your Family Do at Flagship Fitness?



Indoor Aquatics

"Leading Families to a Healthier Way of Living."

What Can You and Your Family Do at Flagship Fitness?



Racquet Ball

"Leading Families to a Healthier Way of Living."

What Can You and Your Family Do at Flagship Fitness?



Family Cardio Arcade

"Leading Families to a Healthier Way of Living."

What Can You and Your Family Do at Flagship Fitness?


Gymnasium

"Leading Families to a Healthier Way of Living."





Wellness & Comprehensive Education Seminars

FLAGSHIP FITNESS® INC.
"Leading Families to a Healthier Way of Living."



Personal Training Services

FLAGSHIP
FITNESS ® INC.
"Leading Families to a Healthier Way of Living."

Weight / Cardio Floor

FLAGSHIP
FITNESS ® INC.
"Leading Families to a Healthier Way of Living."

What Can You and Your Family Do at Flagship Fitness?



Flagship Spin Club

"Leading Families to a Healthier Way of Living."

What Can You and Your Family Do at Flagship Fitness?


Group Fitness Studios

"Leading Families to a Healthier Way of Living."



Tai Chi

FLAGSHIP FITNESS® INC.
"Leading Families to a Healthier Way of Living."

What Can You and Your Family Do at Flagship Fitness?



Yoga / Hot Yoga

"Leading Families to a Healthier Way of Living."



Flagship Mind & Body Pilates

FLAGSHIP FITNESS® INC.
"Leading Families to a Healthier Way of Living."

What Can You and Your Family Do at Flagship Fitness?



Ballet / Aerobic Studios

"Leading Families to a Healthier Way of Living."

Locker Rooms

FLAGSHIP
FITNESS® INC.
"Leading Families to a Healthier Way of Living."

What Can You and Your Family Do at Flagship Fitness?



Daycare

"Leading Families to a Healthier Way of Living."

Before   After   Before   After

 

"UnFit Yet" Department

FLAGSHIP FITNESS® INC.
"Leading Families to a Healthier Way of Living."



"Leading Families to a Healthier Way of Living."

Profit

How Will Flagship Profit?

✓ **83% of the revenue comes from monthly Memberships:**

   Single: *$64.^{95} Couple: *$102.^{95} Family: *$134.^{85}

   *Corporate Discount: 10%

✓ **17% is generated from in-center (ancillary) revenue:**

   1. **Day Spa**
   2. **Juice Bar**
   3. **Personal Training**
   4. **Other Group Activities**







✓ **Medical Patient Rehabilitation:**

   ▪ **Insurance Money**



FLAGSHIP
F I T N E S S ® INC.
"Leading Families to a Healthier Way of Living."


"Leading Families to a Healthier Way of Living."

Cost of Acquisition

Cost of Acquisition

Cost of Acquisition										
		Pre-Operation Campaign#1	Pre-Operation Campaign#2	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7
Budgeted	$375,000	$134,400	$155,000	$290,000	$205,000	$215,250	$226,013	$237,313	$249,179	$261,638
Grand Opening Expense				$86,000						
Number of Members		1,500	2,500	3,700	4,350	4,991	5,291	5,591	5,791	5,991
New Members Acquisition each Year		-	-	1,500	650	641	300	300	200	200
Attrition Rate	8.70%			322	378	434	460	486	504	521
Total New Member and Replacement of Attrition Memberships		1,500	1,000	1,822	1,028	1,075	760	786	704	721
Cost of Acquisition New Members		$89.60	$155.00	$159.17	$199.33	$200.14	$297.25	$301.76	$354.03	$362.76

www.FlagshipFitness.com

Page 30

FLAGSHIP FITNESS INC.
"Leading Families to a Healthier Way of Living."



"Leading Families to a Healthier Way of Living."

Potential Demographics

Target Market



Demographics:

	3 Miles	5 Mile
Population	24,811	59,448
Household	8,500	21,657
Ave HH Income	$95,968	$87,074
Median HH Income	$84,377	$74,018

FLAGSHIP FITNESS® INC.
"Leading Families to a Healthier Way of Living."



"Leading Families to a Healthier Way of Living."

Summary of Valuation

Summary of Valuation

Summary of Valuation					
Description	**Quantity**	**Unit**	**SF**	**Business Value**	**Comments**
Land Valuation					
8 Acres of Commercial Land	348,480	SF	$4.00	$1,393,920	Land Contributed by City of Ramsey
Facility Hard Cost Budget - Design Build Estimated Costs					
Design/Build Shell/ Interiors and Site	57,000	SF	$131.87	$7,516,371	Based on Flagship Projections
Indoor Pool	7,000	SF	$278.57	$1,950,000	Based on Reprise Architects
Parking Lot & Signage		SF	$5.76	$952,634	Based on Reprise Architects
Site Development Improvement				$1,374,611	Based on Reprise Architects
Road Sewer and Water				$30,000	Based on Flagship Projections
Contingency/ Construction Cost Escalation	10.00%			$1,182,362	Allowance for Contingency Cost
Permit Fees by City - SAC/WAC				$359,326	Based on Flagship Projections
Engineering, GC Field Costs	64,000	SF	$15.43	$987,272	Based on Flagship Projections
Design Architect	64,000	SF	$8.27	$529,000	Based on Reprise Architects
Construction Interest	5.00%			$470,000	Based on Flagship Projections
Equipment - Workout / Training Equipment				$1,000,000	Based on Flagship Projections
FF&E				$444,242	Based on Reprise Architects
Total Hard Costs				**$16,795,817**	
Related Soft Costs					
Flagship Pre-Operational Expenses				$680,000	Pre-opening Budget Expense/Fees
Flagship Operational Reserve Capital				$750,000	Based on Flagship Projections
Monetization Fees				$270,000	Cost to convert TIF into Cash / Fundraising Fees
Total Related Soft Costs				**$1,700,000**	
Additional Costs					
Closing Costs				$506,783	Standard Registrations & Fees
Total Additional Costs				**$506,783**	
Total Project Cost					
Total Project Cost	64,000	SF	$285.75	**$19,002,600**	Total Hard and Soft Costs
Pre-Financing Development Expenses					
Source of Funding					
Debt Financing				**$15,796,520**	Loan
Investment Funding				**$1,700,000**	Amount Needed to Cover Soft Costs (Not financeable)
City of Ramsey Contribution Fee *(Flagship Equity)*				**$200,000**	Discounted Permit Fees
City of Ramsey Contribution *(Flagship Equity)*				**$1,306,080**	Cash Contribution (TIF)
City of Ramsey Land Contribution *(Flagship Equity)*				**$1,393,920**	8 Acres of Land
Prior Project Costs - To Date *(Flagship Equity)*				**$520,000**	Already Paid by Owner
Total Source of Funding				**$19,216,520**	**Loan + Equity**

www.FlagshipFitness.com

Page 34

FLAGSHIP FITNESS® INC.
"Leading Families to a Healthier Way of Living."



Market Demand Analysis

Market Demand Analysis

Sample Survey Questions:

10a. *How interested would you be in purchasing a membership to a new family fitness center, within a 10-minute drive? (N=350)*

10b. *Would you want an individual or family membership?* *(N=233)*





SURVEY ANSWER	%		ADJUSTED HOUSEHOLD POPULATION (4.5-mile Radius)*		REALISTIC AMOUNT OF POTENTIAL NEW MEMBERSHIPS
Definitely Join	13%	x	12,994*	=	1,689
Probably Join	24%	x	12,994*	=	3,119
Maybe Join	31% (5%**)	x	12,994*	=	4,028 (649**)
TOTAL	68% (42%**)	x	12,994*	=	8,836 (5,457**)

The Actual Household Population in a 5-mile radius of the proposed site is 21,657. The "Adjusted Area Household Population" (12,994) is 40% less, for a conservative number, than the Actual Household Population (21,657).

**The management reduced expectations for the answer "Maybe join," by lowering the 31% to 5%.

FLAGSHIP FITNESS® INC.
"Leading Families to a Healthier Way of Living."



"Leading Families to a Healthier Way of Living."

Projected Income, Expenditures & EBITA

Projected Income, Expenditures & EBITA

Cash Flow Analysis

The following graph outlines the projected revenue, costs and cash flow for the first five years of operations. The range of profit grows from 10% to 29.5%, before taxes. The cash flow balance is projected to be $1,247,234 at the end of year one, building up to $9,668,230 at the end of year five.

	Year 1 ($)		Year 2 ($)		Year 3 ($)		Year 4 ($)		Year 5 ($)	
Revenue	5,326,675		6,944,386		8,241,874		9,171,781		10,050,250	
Expenditures	3,607,974		4,701,386		5,341,789		5,633,809		6,005,736	
EBITA	1,718,701		2,243,000		2,900,085		3,537,972		4,044,513	
Minus EBITA	814,227		1,083,122		1,016,474		1,013,725		989,883	
Net Income	10%	520,223	15.4%	1,067,457	21.7%	1,784,946	38.2%	2,428,528	29.5%	2,962,008
Taxes (30%)	156,067		320,237		535,484		827,558		888,602	
Net Income After Tax	6.8%	364,156	10.8%	747,220	15.2%	1,249,462	17.5%	1,600,970	20.6%	2,073,406
Cash on Hand	1,247,234		2,440,211		4,147,880		6,650,898		9,668,230	
Cash on Hand Minus Tax	1,091,167		2,119,974		3,612,396		5,823,340		8,779,628	

FLAGSHIP FITNESS® INC.
"Leading Families to a Healthier Way of Living."



5 Year Income By Category

Non Members hip Activities, 7%
Personal Training, 3%
Spa Services 2%
Food Services 2%
Massage Service, 1 %
Enrollme nt Fees, 2%
Members hip Dues, 83 %

$9,000,000
$8,000,000
$7,000,000
$6,000,000
$5,000,000
$4,000,000
$3,000,000
$2,000,000
$1,000,000
$0
YEAR1
YEAR 2
YEAR 3
YEAR 4
YEAR 5

www.FlagshipFitness.com

Page 39

FLAGSHIP FITNESS INC.
"Leading Families to a Healthier Way of Living."



"Leading Families to a Healthier Way of Living."

Potential
Future Locations

Future Locations – Nation Wide



Ramsey, Minnesota
Woodbury, Minnesota
Cottage Grove, Minnesota
Maine
Ohio
Maryland
Illinois

FLAGSHIP FITNESS INC.

"Leading Families to a Healthier Way of Living."



FLAGSHIP
FITNESS ® INC.

"Leading Families to a Healthier Way of Living."

